Exhibit 21.1

Artificial Intelligence Technology Solutions Inc.

Subsidiaries

Name	Jurisdiction of Incorporation
Robotic Assistance Devices, Inc.	Nevada
Robotic Assistance Devices Group, Inc.	Nevada
Robotic Assistance Devices Mobile, Inc.	Nevada
Robotic Assistance Devices Residential, Inc.	Nevada